Exhibit 12.1
Statement of Computation of Ratios

	Period from
	August 14, 2003
	(inception)
	through December	Year Ended December 31,		Nine Months Ended September 30,
	31, 2003	2004	2005	2005	2006
	(in thousands)
Earnings:
Net loss	$(1,463)	$(13,598)	$(38,487)	$(25,874)	$(38,105)
Add: Fixed charges	—	36	54	36	156
Less: Capitalized interest	—	—	—	—	—

Total earnings	$(1,463)	$(13,562)	$(38,433)	$(25,838)	$(37,949)

Fixed Charges:
Interest expensed and capitalized	—	—	—	—	—
Estimated interest component of rent expenses	—	36	54	36	156

Total fixed charges	—	36	54	36	156

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A

(1)	Earnings were insufficient to cover fixed charges by $1.5 million, $13.6 million, $38.4 million, $25.8 million and $37.9 million for the period from August 14, 2003 (inception) through December 31, 2003, for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2005 and 2006, respectively.